BANCOLOMBIA S.A. ANNOUNCES INCREASE IN SUBSCRIBED CAPITAL

Medellín, Colombia, April 9, 2014

BANCOLOMBIA S.A. announces that as a result of the concluded issuance of one hundred and ten million (110.000.000) Preferred Shares, the Banks’ (Bancolombia S.A.) subscribed capital amounts to approximately (COP $ 480.913.500.000).

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837